Exhibit 99.1

May 10, 2018

To the securities regulatory authority of each
of the Provinces and territories of Canada

REPORT OF VOTING RESULTS

Following the annual and special meeting of shareholders of The Stars Group Inc. (the “Corporation”) held on May 10, 2018 (the “Meeting”), and in accordance with section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, we hereby advise you of the following voting results obtained at the Meeting. The matters set out below are described in greater detail in the management information circular of the Corporation, dated April 10, 2018 (the “Management Information Circular”).

Item Voted Upon	Result of Vote
1. Election of the directors of the Corporation (the “Board”)

•The nominees proposed by management were elected by a majority of the votes cast by shareholders on a vote by ballot. Proxies were received and ballots were cast on this matter as indicated in Schedule “A” attached hereto.

2. Appointment of Deloitte LLP, London, England, (“Deloitte UK”) as independent, external auditor of the Corporation for the ensuing year or until its successor is appointed and authorizing the Board to fix its remuneration (the “Resolution to Appoint Auditor”)

•The Resolution to Appoint Auditor was approved by the shareholders of the Corporation with approximately 99.99% of the votes of the Common Shares cast in favor and approximately 0.01% of the votes of the Common Shares withheld.

As such, Deloitte UK was appointed as independent, external auditor of the Corporation until the next annual meeting of shareholders of the Corporation or until its successor is appointed and the Board is authorized to fix its remuneration.

3. Approval of an ordinary resolution to (i) amend the equity incentive plan of the Corporation dated June 22, 2015 (as amended, the “Equity Incentive Plan”), and (ii) approve the unallocated awards under the Equity Incentive Plan (collectively, the “Equity Incentive Plan Resolution”).

•The Equity Incentive Plan Resolution was approved by the shareholders of the Corporation with approximately 74.72% of the votes of the Common Shares cast in favor and approximately 25.28% of the votes of the Common Shares withheld.

As such, the Corporation is authorized to amend the Equity Incentive Plan as contemplated by the Equity Incentive Plan Resolution in the Management Information Circular.

DATED this 10th day of May 2018.

THE STARS GROUP INC.

By:(s) Marlon D. Goldstein

Name: Marlon D. Goldstein

Title:  Executive Vice President, Chief Legal Officer & Secretary

SCHEDULE “A”

ELECTION OF DIRECTORS

Name of Nominee	Percentage of Votes For	Number of Votes For	Percentage of Votes Withheld	Number of Votes Withheld
Divyesh (Dave) Gadhia	99.93%	85,876,649	0.07%	63,255
Rafael (Rafi) Ashkenazi	99.99%	85,932,889	0.01%	7,435
Harlan Goodson	99.99%	85,927,782	0.01%	12,542
Alfred F. Hurley, Jr.	94.55%	81,258,775	5.45%	4,681,129
David Lazzarato	99.99%	85,931,857	0.01%	8,467
Mary Turner	99.99%	85,932,694	0.01%	7,630